SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 16, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 Chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2010 RESULTS;

COMPANY RETURNS TO PROFITABILITY WITH EARNINGS OF US$2.28 PER DILUTED

SHARE FOR FULL-YEAR 2010

Hsinchu, Taiwan, March 16, 2011 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2010. All U.S. dollar figures in this release are based on the exchange rate of NT$29.14 against US$1.00 as of December 30, 2010.

Net revenue on a US GAAP basis for the fourth quarter of 2010 was NT$4,322.6 million or US$148.3 million, an increase of 20.4% from NT$3,589.8 million or US$123.2 million for the same period in 2009 and a decrease of 8.4% from NT$4,717.2 million or US$161.9 million in the third quarter of 2010. The fourth quarter sequential decline is in line with prior guidance and consistent with quarterly seasonal trends.

Net income on a US GAAP basis for the fourth quarter of 2010 was NT$1,346.8 million or US$46.2 million, and NT$52.39 or US$1.80 per basic common share and US$1.67 per diluted common share. Net income under US GAAP includes non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$12.2 million or US$0.4 million and amortization of discount on convertible notes of NT$1.6 million or US$0.1 million for the fourth quarter of 2010. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the fourth quarter of 2010 was NT$1,360.6 million or US$46.7 million, and NT$52.93 or US$1.82 per basic common share and US$1.67 per diluted common share.

Under US GAAP, net revenue for the fiscal year ended December 31, 2010 was NT$17,209.7 million or US$590.6 million, an increase of 41.6% from NT$12,150.3 million or US$417.0 million for the fiscal year ended December 31, 2009. Under US GAAP, net income for the fiscal year ended December 31, 2010 was NT$1,616.9 million or US$55.5 million, and NT$67.45 or US$2.31 per basic common share and US$2.28 per diluted common share. Net income for the fiscal year ended December 31, 2010 under US GAAP includes non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$260.7 million or US$8.9 million and amortization of discount on convertible notes of NT$11.4 million or US$0.4 million. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the fiscal year ended December 31, 2010 was NT$1,889.0 million or US$64.8 million, and NT$78.80 or US$2.70 per basic common share and US$2.38 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the fourth quarter and full year ended December 31, 2010 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased to report that we achieved the goals we set out for 2010, including implementing a disciplined business strategy based on high-revenue opportunities whilst simultaneously improving our financial position and generating positive cash assertively. We ended the year on a high note, with a year-over-year increase in net revenue of 41.6% and net income for the full-year 2010 of US$2.28 per diluted common share as compared to a net loss of US$8.12 per diluted common share in 2009. We have clearly re-established ChipMOS as one of the industry’s most important outsourced semiconductor assembly and testing services companies. We are aggressively focused on building on our growth momentum and are highly optimistic for the Company’s prospects in 2011.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “I am pleased to add that we exited the year with a blended utilization rate of 68% in 4Q10 compared to 66% in the prior year corresponding period. For the full year 2010, our blended utilization rate was 74%, compared to 53% for the full year 2009. This reflects the considerable growth in our LCD driver segment, which was up 82% for the full year 2010 compared to 2009. Our balance of cash and cash equivalents improved to US$245.1 million as of December 31, 2010, compared to US$133.3 million as of December 31, 2009. This includes the receipt on October 13, 2010 from Citigroup Financial Products Inc. of US$67.8 million from the successful settlement of our breach of contract damage claim with Spansion LLC. As a result, we were able to further reduce the Company’s total debt by US$61.2 million in the fourth quarter of 2010. While we had the balance sheet flexibility to reduce total debt by approximately US$100 million in the quarter, an extension of our short-term loan repayment schedule pushed the timing out slightly. We remain fully committed to actively reducing our total debt and expect to reduce this level by at least US$160 million in 2011, compared to our prior target of US$110 million to US$120 million. As of December 31, 2010, the Company’s net debt to equity ratio was reduced to 66.8% from 191.3% at the end of 2009. By continuing to pay down our debt in 2011, we will benefit from reduced debt servicing costs, improved operating cash flows and margins, while also significantly improving the Company’s financial strength.”

Selected Operation Data

	4Q10		4Q09		FY10
Revenue by segment
Testing		36%		40%		36%
Assembly		33%		40%		36%
LCD Driver		31%		20%		28%

Utilization by segment
Testing		60%		58%		60%
Assembly		72%		83%		85%
LCD Driver		72%		50%		77%
Overall		68%		66%		74%

CapEx	US$	37.0 million	US$	92.6 million	US$	145.4 million
Testing		37%		96%		33%
Assembly		11%		3%		12%
LCD Driver		52%		1%		55%

Depreciation and amortization expenses (US GAAP)	US$	53.2 million	US$	55.6 million	US$	217.5 million

First Quarter 2011 Outlook

Mr. Cheng continued, “The first quarter of the year is typically impacted by seasonal weakness. With the rebound in our business, however, and our focus on an increased number of higher margin opportunities, we currently expect that revenue for the first quarter of 2011 will increase by approximately 1% to 7%, as compared to the fourth quarter 2010. In addition, we currently expect gross margin on a consolidated basis for the first quarter of 2011 to be in the range of approximately 7% to 12%. These improvements are a reflection of the increased LCD driver business as well as our niche/mobile DRAM-focused strategy, which helped to maintain the growth rate of DRAM revenue at 74% in 2010. To meet customer demand, we recently announced a strategic investment into 12-inch gold bump manufacturing, which should help bring in more business from smartphone and tablet PC related applications. This positive move is expected to lead to additional LCD driver IC business, as well.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2010 results on Wednesday, March 16, 2011 at 8:00AM ET (8:00PM, March 16, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517. The account number to access the replay is 3055 and the confirmation ID number is 367124.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2010, 2009

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2010 (Unaudited)	Dec. 31, 2009 (Unaudited)	Dec. 31, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Dec. 31, 2010 (Unaudited)	Dec. 31, 2010 (Unaudited)
	USD	USD	USD	USD	USD	USD

Net Revenue	148.3	123.2	590.6	417.0	148.3	590.6
Cost of Revenue	138.5	139.9	568.4	537.5	139.6	570.9

Gross Profit (Loss)	9.8	(16.7)	22.2	(120.5)	8.7	19.7

Other Operating Income	—	—	—	—	111.0	172.9
Operating Expenses
Research and Development	3.7	3.5	14.2	12.9	3.7	14.2
Sales and Marketing	0.5	(2.7)	2.2	19.3	0.5	2.2
General and Administrative	6.0	5.7	23.3	22.5	5.6	23.0
Other Operating Expenses	—	—	—	—	50.2	52.2

Total Operating Expenses	10.2	6.5	39.7	54.7	60.0	91.6

Income (Loss) from Operations	(0.4)	(23.2)	(17.5)	(175.2)	59.7	101.0

Non-Operating Income (Expenses), Net	50.2	9.4	79.6	4.0	(10.6)	(41.1)

Income (Loss) before Income Tax	49.8	(13.8)	62.1	(171.2)	49.1	59.9

Income Tax Benefit (Expense)	1.3	3.5	3.4	14.4	1.6	4.0

Net Income (Loss)	51.1	(10.3)	65.5	(156.8)	50.7	63.9

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(5.0)	(0.1)	(9.1)	5.1	(4.5)	(8.4)

Net Income (Loss) Attributable to ChipMOS	46.1	(10.4)	56.4	(151.7)	46.2	55.5

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	1.79	(0.53)	2.35	(7.66)	1.80	2.31

Shares Outstanding (in thousands)-Basic(2)	25,705	19,471	23,971	19,784	25,705	23,971

Net Income (Loss) Attributable to ChipMOS -Diluted	46.2	(34.3)	62.0	(175.8)	46.4	61.0

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	1.67	(1.45)	2.31	(7.90)	1.67	2.28

Shares Outstanding (in thousands)-Diluted(2)	27,694	23,717	26,806	22,254	27,694	26,806

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.14 against US$1.00 as of Dec. 30, 2010. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The outstanding shares have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2010, 2009

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2010 (Unaudited)	Dec. 31, 2009 (Unaudited)	Dec. 31, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Dec. 31, 2010 (Unaudited)	Dec. 31, 2010 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD

Net Revenue	4,322.6	3,589.8	17,209.7	12,150.3	4,322.6	17,209.7
Cost of Revenue	4,037.2	4,076.1	16,564.0	15,661.5	4,067.8	16,634.9

Gross Profit (Loss)	285.4	(486.3)	645.7	(3,511.2)	254.8	574.8

Other Operating Income	—	—	—	—	3,234.7	5,039.6
Operating Expenses
Research and Development	107.1	100.6	412.7	375.3	107.1	412.7
Sales and Marketing	14.2	(78.2)	64.4	561.2	14.2	64.4
General and Administrative	175.0	166.6	677.6	657.8	163.6	669.8
Other Operating Expenses	—	—	—	—	1,465.0	1,523.7

Total Operating Expenses	296.3	189.0	1,154.7	1,594.3	1,749.9	2,670.6

Income (Loss) from Operations	(10.9)	(675.3)	(509.0)	(5,105.5)	1,739.6	2,943.8

Non-Operating Income (Expenses), Net	1,461.3	272.3	2,320.6	116.7	(308.9)	(1,197.4)

Income (Loss) before Income Tax	1,450.4	(403.0)	1,811.6	(4,988.8)	1,430.7	1,746.4

Income Tax Benefit (Expense)	38.7	102.9	99.3	420.7	47.9	115.6

Net Income (Loss)	1,489.1	(300.1)	1,910.9	(4,568.1)	1,478.6	1,862.0

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(145.9)	(3.0)	(266.2)	149.4	(131.8)	(245.1)

Net Income (Loss) Attributable to ChipMOS	1,343.2	(303.1)	1,644.7	(4,418.7)	1,346.8	1,616.9

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	52.25	(15.57)	68.61	(223.35)	52.39	67.45

Shares Outstanding (in thousands)-Basic(1)	25,705	19,471	23,971	19,784	25,705	23,971

Net Income (Loss) Attributable to ChipMOS -Diluted	1,347.5	(1,000.4)	1,806.1	(5,121.7)	1,351.2	1,778.7

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	48.66	(42.18)	67.38	(230.15)	48.79	66.35

Shares Outstanding (in thousands)-Diluted(1)	27,694	23,717	26,806	22,254	27,694	26,806

Note:

(1)	The outstanding shares have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Dec. 31, 2010 and Year Ended Dec. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months and the year ended Dec. 31, 2010 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss), which is US GAAP net income (loss) adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) and non-GAAP net income (loss) per share to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended Dec. 31, 2010	Year ended Dec. 31, 2010
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	46.2	55.5
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	46.4	61.0

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	0.4	8.9
Amortization of discount on convertible notes(3)	0.1	0.4

Total Special Items	0.5	9.3

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	46.7	64.8

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted	46.4	63.8

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	1.80	2.31

Adjustment for special items	0.02	0.39

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	1.82	2.70

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	1.67	2.28

Adjustment for special items	0.00	0.10

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	1.67	2.38

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.14 against US$1.00 as of Dec. 30, 2010. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Dec. 31, 2010 and Year Ended Dec. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended Dec. 31, 2010	Year ended Dec. 31, 2010
Net Revenue	148.3	590.6
Cost of Revenue	139.6	570.9

Gross Profit (Loss)	8.7	19.7

Other Operating Incomes	111.0	172.9
Operating Expenses
Research and Development	3.7	14.2
Sales and Marketing	0.5	2.2
General and Administrative	5.6	23.0
Other Operating Expenses	50.2	52.2

Total Operating Expenses	60.0	91.6

Income (Loss) from Operations	59.7	101.0

Non-Operating Income (Expenses), Net(2)	(10.1)	(31.8)

Income (Loss) before Income Tax (2)	49.6	69.2

Income Tax Benefit (Expense)	1.6	4.0

Net Income (Loss)(2)	51.2	73.2

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(4.5)	(8.4)

Net Income (Loss) Attributable to ChipMOS-Basic (2)	46.7	64.8

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	1.82	2.70

Shares Outstanding (in thousands)-Basic(3)	25,705	23,971

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	46.4	63.8

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	1.67	2.38

Shares Outstanding (in thousands)-Diluted(3)	27,694	26,806

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.14 against US$1.00 as of Dec. 30, 2010. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$12.2 million or US$0.4 million and amortization of discount on convertible notes of NT$1.6 million or US$0.1 million for the three months ended Dec. 31, 2010 and non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$260.7 million or US$8.9 million, and the amortization of discount on convertible notes of NT$11.4 million or US$0.4 million for the year ended Dec 31, 2010. Please see “Reconciliation of US GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) (Unaudited)” above.
(3)	The outstanding shares have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2010 and Dec. 31, 2009

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec. 31, 2010 (Unaudited)	Sep. 30, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Dec.31, 2010 (Unaudited)	Sep. 30, 2010 (Unaudited)	Dec. 31, 2009 (Audited)
ASSETS	USD	USD	USD	USD	USD	USD
Cash and Cash Equivalents	245.1	188.2	133.3	245.1	188.2	133.3
Financial Assets at Fair Value Through Profit or Loss	0.1	4.3	4.1	0.1	4.3	4.1
Available-for-Sale Financial Assets	—	—	—	—	—	3.4
Investments with no Active Market	—	—	3.4	—	—	—
Accounts and Notes Receivable	106.0	116.9	84.8	106.0	116.9	84.8
Inventories	43.9	42.2	29.6	44.0	42.3	29.6
Other Current Assets	43.8	56.6	34.1	43.5	56.3	33.9

Total Current Assets	438.9	408.2	289.3	438.7	408.0	289.1

Long-Term Investments	0.4	0.7	7.6	0.4	0.7	7.6

Property, Plant & Equipment-Net	592.7	636.6	712.7	580.8	625.1	702.6
Intangible Assets	3.2	3.4	3.5	3.2	3.4	3.5
Other Assets	39.4	35.8	28.6	41.9	38.1	30.7

Total Assets	1,074.6	1,084.7	1,041.7	1,065.0	1,075.3	1,033.5

LIABILITIES
Current Liabilities
Short-Term Loans	51.3	82.1	81.1	51.3	82.1	81.1
Current Portion of Long-Term Debts	171.3	147.3	53.3	171.3	147.3	53.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	50.8	57.2	32.2	50.8	57.2	32.2
Current Portion of Long-Term Lease Payable	28.2	27.6	28.2	28.2	27.6	28.2
Other Current Liabilities	65.5	63.9	42.7	65.5	63.9	42.7

Total Current Liabilities	367.1	378.1	237.5	367.1	378.1	237.5
Long-Term Liabilities
Long-Term Debts	200.6	248.2	409.2	200.6	248.2	409.2
Long-Term Lease Payable	21.7	29.1	49.9	21.7	29.1	49.9
Other Liabilities	3.3	3.5	3.6	16.7	13.1	13.2

Total Liabilities	592.7	658.9	700.2	606.1	668.5	709.8

EQUITY
Shareholders’ Equity
Capital Stock	1.2	1.2	0.9	1.2	1.2	0.9
Deferred Compensation	(0.1)	(0.1)	(0.3)	—	(0.0)	(0.4)
Capital Surplus	481.8	481.1	441.3	471.9	471.8	432.1
Retained Earnings (Accumulated Loss)	(129.4)	(175.5)	(185.9)	(129.0)	(175.3)	(184.5)
Treasury Stock	(4.4)	(4.0)	(2.8)	(4.4)	(4.0)	(2.8)
Cumulated Translation Adjustments	11.2	13.7	13.9	11.2	13.7	13.9
Unrecognized Pension Cost	—	—	—	(9.6)	(7.4)	(7.8)

Total Shareholders’ Equity	360.3	316.4	267.1	341.3	300.0	251.4

Noncontrolling Interests	121.6	109.4	74.4	117.6	106.8	72.3

Total Equity	481.9	425.8	341.5	458.9	406.8	323.7

Total Liabilities & Equity	1,074.6	1,084.7	1,041.7	1,065.0	1,075.3	1,033.5

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.14 against US$1.00 as of Dec. 30, 2010. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2010 and Dec. 31, 2009

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec. 31, 2010 (Unaudited)	Sep. 30, 2010 (Unaudited)	Dec. 31, 2009 (Audited)	Dec.31, 2010 (Unaudited)	Sep. 30, 2010 (Unaudited)	Dec. 31, 2009 (Audited)
ASSETS	NTD	NTD	NTD	NTD	NTD	NTD
Cash and Cash Equivalents	7,143.3	5,484.0	3,884.8	7,143.3	5,484.0	3,884.8
Financial Assets at Fair Value Through Profit or Loss	3.0	125.2	119.0	3.0	125.2	119.0
Available-for-Sale Financial Assets	—	—	—	—	—	100.0
Investments with no Active Market	—	—	100.0	—	—	—
Accounts and Notes Receivable	3,088.0	3,406.2	2,469.9	3,088.0	3,406.2	2,469.9
Inventories	1,279.8	1,230.2	862.1	1,280.9	1,231.2	863.1
Other Current Assets	1,276.2	1,649.1	995.4	1,270.0	1,642.9	989.2

Total Current Assets	12,790.3	11,894.7	8,431.2	12,785.2	11,889.5	8,426.0

Long-Term Investments	10.5	20.0	220.0	10.5	20.0	220.0

Property, Plant & Equipment-Net	17,273.0	18,549.6	20,769.0	16,924.1	18,214.3	20,474.4
Intangible Assets	94.2	100.6	102.8	94.2	100.6	102.8
Other Assets	1,147.0	1,044.8	833.2	1,221.1	1,110.2	893.2

Total Assets	31,315.0	31,609.7	30,356.2	31,035.1	31,334.6	30,116.4

LIABILITIES
Current Liabilities
Short-Term Loans	1,494.7	2,392.6	2,363.3	1,494.7	2,392.6	2,363.3
Current Portion of Long-Term Debts	4,991.5	4,290.7	1,554.0	4,991.5	4,290.7	1,554.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,480.7	1,667.4	939.2	1,480.7	1,667.4	939.2
Current Portion of Long-Term Lease Payable	822.0	805.4	821.2	822.0	805.4	821.2
Other Current Liabilities	1,908.6	1,861.2	1,243.8	1,908.6	1,861.2	1,243.8

Total Current Liabilities	10,697.5	11,017.3	6,921.5	10,697.5	11,017.3	6,921.5
Long-Term Liabilities
Long-Term Debts	5,845.2	7,233.8	11,923.8	5,845.2	7,233.8	11,923.8
Long-Term Lease Payable	631.8	847.3	1,453.8	631.8	847.3	1,453.8
Other Liabilities	97.1	103.2	104.9	488.0	381.4	383.7

Total Liabilities	17,271.6	19,201.6	20,404.0	17,662.5	19,479.8	20,682.8

EQUITY
Shareholders’ Equity
Capital Stock	36.0	35.8	27.6	36.0	35.8	27.6
Deferred Compensation	(1.6)	(2.3)	(8.7)	—	0.0	(12.8)
Capital Surplus	14,040.7	14,020.2	12,860.1	13,753.1	13,748.9	12,591.4
Retained Earnings (Accumulated Loss)	(3,772.3)	(5,115.5)	(5,417.0)	(3,760.2)	(5,107.0)	(5,377.2)
Treasury Stock	(128.6)	(116.2)	(81.7)	(128.6)	(116.2)	(81.7)
Cumulated Translation Adjustments	326.1	397.9	404.5	326.1	397.9	404.5
Unrecognized Pension Cost	—	—	—	(279.3)	(216.7)	(225.6)

Total Shareholders’ Equity	10,500.3	9,219.9	7,784.8	9,947.1	8,742.7	7,326.2

Noncontrolling Interests	3,543.1	3,188.2	2,167.4	3,425.5	3,112.1	2,107.4

Total Equity	14,043.4	12,408.1	9,952.2	13,372.6	11,854.8	9,433.6

Total Liabilities & Equity	31,315.0	31,609.7	30,356.2	31,035.1	31,334.6	30,116.4